VIA FACSIMILE
      November 10, 2005

Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211

Re:	Stinger Systems, Inc.
	Draft Changes to Form S-1 Submitted on November 10, 2005
      File Nos. 333-122583

Dear Mr. Gruder:

      We have reviewed your faxed draft changes to your Form S-1 and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes thereto

1. We note the restatement of your balance sheet and statement of stockholders` equity to reflect redeemable common stock outside of permanent equity. However, your revised balance sheet and statement of stockholders` equity does not properly exclude this temporary equity from total stockholders` equity. Please revise accordingly.
In addition we note your discussion which discloses the terms of your redemption agreement is currently included in note 6 - Capital Stock
Transactions. This disclosure must be presented in a separate footnote which clearly sets forth the redeemable nature of the securities. Refer to Rule 5-02 of Regulation S-X. Additionally, please update all information in your filing to show total permanent equity, which does not include temporary equity.

MD&A - Critical Accounting Policies - Purchase Accounting, page 20

2. As previously requested, you have not addressed the material underlying assumptions you used to determine the fair value of the stun gun technology. Your disclosure that, "The Company valued its acquisition of the stun gun technology based on the competitive advantage the technology provides. These competitive advantages are analyzed in relation to the current market and may include valuation techniques, such as the cost to develop the technology, the cost of designing around the claims of the patent or technology, comparable transactions of the like-kind patents or technology, and discounted cash flows of future incremented profits that may be generate" does not provide a reader an understanding of the assumptions underlying your valuation of this material acquired intangible asset. Simple references to valuations techniques do not provide a reader with insight to how you valued your intangible assets. Please revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or in her absence Anne Jeanne Baker at
(202) 551-3691, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729 or, in his absence, me at (202) 551-3767 with any other questions.

      					Sincerely,


      					Jennifer Hardy
								Branch Chief


cc:	Gary R. Henrie, Esq.
	(435) 753-1775
      David Meador
      (813) 288-9148
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Robert F. Gruder
Stinger Systems, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE